*NEITHER THIS NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF APPLICABLE STATES. THIS NOTE AND SUCH SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION UNDER SUCH LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OT RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTRERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE ISSUER OF THIS NOTE AND ANY SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE COVERTIBLE CROWD NOTE PURCHASE AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.*

CONVERTIBLE CROWD NOTE PURCHASE AGREEMENT

Unless converted as set forth in this Agreement, CAMPPEDIA, INC., a C-CORPORATION in the State of Delaware,, (the "**Company**"), for value received, and intending to be legally bound, promises to pay to the investor (the "**Investor**", and collectively, the "**Investors**") the original price paid for this Crowd Note (the "**Purchase Price**") on the Maturity Date, with interest at an annual rate equal to the Interest Rate.

This Convertible Crowd Note Purchase Agreement (the "**Agreement**") is made as of the date (the "**Effective Date**") upon which Company agrees and accepts to the issuance of the Crowd Note as recorded on the counterpart signature page attached hereto, or electronically through electronic signatures as recorded via the LetsLaunch Funding Portal (the "**Funding Portal**") by and among the Company and the Investors. The Effective Date must take place no more than 180 days after the Offering End Date. This Agreement is one of a series of similar promissory notes (each a "**Crowd Note**", and collectively, the "**Crowd Notes**").

WHEREAS, to provide the Company with additional resources to conduct its business, the Investor is willing to loan to the Company an amount equal to the Purchase Price, subject to the conditions specified herein.

WHEREAS, should the Company not reach the target offering amount (the "**Target Offering Amount**") stated on the Funding Portal and the Company's Offering Statement, this Agreement will be null and void, and the Purchase Price paid for this Crowd Note shall be returned to the Investor.

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the Company and Investor, intending to be legally bound, hereby agree as follows:

1.   **AMOUNT AND TERMS OF THE LOAN**

1.1   The Loan. Subject to the terms of this Agreement, the Investor agrees to lend to the Company at the Closing (as hereinafter defined) the amount equal to the Purchase Price.

1.2   Note Summary. Terms of the Crowd Note include:

"**Maturity Date**" is 29th JULY 2022

"**Valuation Cap**" is USD$5,000,000

"**Discount**" is 20%

"**Interest Rate**" is 9%

"**Offering End Date**" is 1st NOVEMBER 2019

Comprehensive terms are contained herein.

1.3   Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. Unless otherwise converted, repaid, or satisfied pursuant to the terms hereof, the entire outstanding principal balance and all unpaid accrued interest shall be due and payable on 29th JULY 2022 (the "**Maturity Date**").

1.4   Interest Rate. Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 9% per annum. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

1.5   Conversion.

(a)   In the event that the Company, in a single transaction or a series of related transactions, issues and sells shares of its Equity Securities to subsequent investors (the "**Equity Investors**"), on or before the date of the repayment in full of this Crowd Note, in an equity financing resulting in gross proceeds to the Company of at least $1,000,000 (excluding the principal amount of, and accrued interest or any other amounts owing on, the Crowd Notes or other debt converted into capital stock and issued therein) (a "**Qualified Financing**"), then the outstanding principal balance of this Note shall automatically convert in whole, without any further action by the Investor, into Non-Voting Common Stock, in the case of a corporation, or Non-Voting Membership Units, in the case of a partnership, at a conversion price equal to the lesser of (i) 80% (the "**Discount Rate**") of the per share price paid by the Investors or (ii) the price equal to the quotient of USD$5,000,000 (the "**Valuation Cap**") divided by the aggregate number of outstanding shares of the Company's Common Stock or Membership Units as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Crowd Notes), and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes.

(b)   In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the election of the holders of the Crowd Notes representing a majority of the aggregate principal amount of all Crowd Notes then outstanding (the "**Requisite Holders**") made at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Crowd Note and each of the other Crowd Notes shall be converted into Non-Voting Shares of Common Stock or Non-Voting Membership Units of the Company at a conversion price equal to the quotient of the Valuation Cap divided by the aggregate number of outstanding shares or membership units of the Company's Common Stock or Membership Units as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(c)   If, after aggregation, the conversion of this Crowd Note would result in the issuance of a fractional share or membership unit, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Crowd Note has converted by such fraction.

(d)   Notwithstanding any provision of this Crowd Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Crowd Note, at the closing of such Sale of the Company, in lieu of the principal and interest that would otherwise be payable on the Maturity Date, the Company will pay the Investor an aggregate amount equal to two (2) times the aggregate amount of principal and interest then outstanding under this Crowd Note in full satisfaction of the Company's obligations under this Crowd Note. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction shall be distributed with equal priority and pro rate among Investors in proportion to their Purchase Price.

(e)   For the purposes of this Crowd Note:

1.5.e.1 "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

1.5.e.2 "**Equity Securities**" shall mean the Company's Preferred Stock, Common Stock or Membership Units, or any securities conferring the right to purchase the Company's Preferred Stock, Common Stock or Membership Units or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Preferred Stock, except that such defined term shall not include any security (i) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (II) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

1.6   Maturity. Unless this Crowd Note has been previously converted in accordance with the terms of Sections 1.5(a) through (c) above or satisfied in accordance with the terms of Section 1.5(d) above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

1.7   Prepayment. Company may prepay this Crowd Note prior to the Maturity Date. Should the Company exercise its right to prepay the Crowd Notes, the Company will pay the Investor an aggregate amount equal to one and one-half (1.5) times the aggregate amount of principal and interest then outstanding under this Crowd Note in full satisfaction of the Company's obligations under this Crowd Note.

1.8   Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

2.   **CLOSING AND DELIVERY**

2.1   Closing. The closing of the sale and purchase of the Crowd Notes (the "*Closing*") shall be held immediately following the final day of the offering (the "**Offering End Date**").

2.2   Subsequent Sales of Notes. At any time on or before the Offering End Date, the Company may sell Crowd Notes representing up to the balance of the Aggregate Maximum Amount not sold at the Closing to such persons and entities as may be selected by the Company (the "***Additional Investors***"). All such sales made at any additional closings (each an "***Additional Closing***") shall be made on the same terms and conditions set forth in this Agreement.

2.3   Closing Deliveries. Prior to or at the Closing and any Additional Closing:

(a)   The Funding Portal shall release Investor's funds held in escrow to the Company.

(b)   the Company shall record and maintain a schedule of all Crowd Note Investors, with a note payable in the principal amount of such Investor's Purchase Price.

3.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY.** In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor as follows:

3.1   Organization and Good Standing. The Company is duly organized, validly existing and in good standing under the laws of the State noted in this Agreement. The Company has the requisite corporate power to own and operate its properties and assets to carry on its business as currently conducted and as presently proposed to be conducted. The Company acknowledges that it is eligible to use the Regulation Crowdfunding exception of the Securities Act.

3.2   Corporate Power. The Company has all requisite corporate power to execute and deliver this Agreement and subsequent Crowd Notes (collectively, the "*Loan Documents*") and to carry out and perform its obligations under the terms of the Loan Documents.

3.3   Authorization. Except for the designation, reservation, authorization, and issuance of shares of capital stock of the Company issuable upon conversion of the Notes (the "*Conversion Securities*") in accordance with the terms thereof, all corporate action on the part of the Company's board of directors and members necessary for the authorization, execution, and delivery of, and the performance of all obligations of the Company under the Loan Documents has been taken or will be taken prior to the Closing. This Agreement constitutes, and the other Loan Documents when executed and delivered by the Company will constitute, valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or other laws of general application relating to or affecting the enforcement of creditors' rights and (ii) the effect of rules of law governing the availability of equitable remedies.

3.4   Valid Issuance. The Crowd Notes and the Equity Securities (collectively, the "*Securities*") when issued, sold and delivered in accordance with the terms of this Agreement and subsequent Crowd Notes will be duly and validly issued, fully paid and nonassessable.

3.5   Compliance with Other Instruments. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict, or breach in any material respect of any provision of the Company's current Certificate of Formation or Certificate of Incorporation, bylaws, or Company Agreement, as appropriate, or in any material respect of any instrument, judgement, order, writ, decree, privacy policy, or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule, or regulation applicable to the Company.

3.6   Litigation. There is no action, suit, proceeding, arbitration or investigation (each, an "*Action*") pending against the Company before any court or governmental agency. The Company is not a party to or subject to the provisions of any order, writ, injunction, judgement or decree of any court or governmental agency or instrumentality, and there is no Action by the Company currently pending or that the Company intends to initiate.

3.7   Intellectual Property. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask words or other proprietary rights or processes of any other person.

3.8   Use of Proceeds. The Company will use the proceeds of sale and issuance of the Crowd Notes for the operations of its business, and not for any personal, family or household purpose.

4.   **REPRESENTATIONS, WARRANTIES, AND CERTAIN AGREEMENTS OF THE INVESTORS.** In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company as follows:

4.1   Authorization. This Agreement constitutes Investor's valid and legally binding obligations, enforceable against Investor in accordance with their respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. Investor represents and warrants to the Company that Investor has full power and authority to enter into this Agreement.

4.2   Purchase for Own Account. Each Investor represents that it is acquiring the Crowd Note and any resulting Securities solely for its own account and beneficial interest for investment and not for sale or with a view to distribution of the Crowd Note, any resulting Equity Securities, or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention. Investor represents that it understands and will adhere to the restrictions on transfer of this Crowd Note and any resulting Equity Securities under Regulation Crowdfunding.

4.3   Information. Each Investor hereby: (i) acknowledges and agrees that it has received or had full access to all the information that Investor considers necessary or appropriate for deciding whether to invest in the Crowd Note, (ii) represents that it has had an opportunity to ask questions and receive answers from the Company through LetsLaunch's Funding Portal regarding the terms and conditions of the offering of the Crowd Note, and (iii) further represents that it understands the risks associated with the purchase of the Crowd Note.

4.4   Reliance on Advice. Investor acknowledges that they are not relying on the advice or recommendations of the Company or Pitch Venture Group LLC, d/b/a LetsLaunch, or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

4.5   Restricted Securities; Restriction on Resale. Investor understands that the Crowd Notes are characterized as "restricted securities" under the Securities Act of 1933, as amended (the "*Securities Act*"), and Regulation Crowdfunding promulgated thereunder inasmuch as they are being acquired from the Company in a transaction not involving a public offering, and that under the Securities Act and applicable regulations thereunder such Crowd Notes may be resold without registration under the Securities Act only in certain limited circumstances. Investor understands that securities purchased in a crowdfunding transaction generally cannot be resold for a period of one year, unless the securities are transferred: (i) to the issuer of the securities; (ii) to an accredited investor, as defined by the Securities Act and the exemptions therein; (iii) as part of an offering registered with the United States Securities Exchange Commission; and, (iv) to a member of the family of the purchaser (Investor) or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. In this connection, Investor is familiar with Regulation Crowdfunding, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act. Investor understands that the Company is under no obligation to register any of the Securities.

4.6   No Public Market. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company and Funding Portal have made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

4.7   Investment Limits. The Investor acknowledges that it has not exceeded the investment limits set forth by Regulation Crowdfunding subject to the Investor's annual income and net worth.

4.8   Ability to Bear Economic Risk. The Investor acknowledges that investment in the Crowd Note involves a high degree of risk and represents that it is able, without materially impacting its financial condition, to hold the securities for an indefinite period of time and to suffer a complete loss of investment. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

4.9   Federal or State Agencies. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

4.10   Voting and Inspection Rights. The Investor acknowledges that it shall have limited information and inspection rights, aside from those required by Regulation Crowdfunding. Further, Investor acknowledges that it has no voting rights in the Company and shall have no voting rights in the company should the Crowd Notes convert to equity securities.

5.   FURTHER AGREEMENTS

5.1   "Market Stand-Off" Agreement. Upon written request from the Company to any Investor prior to the consummation of the Qualified Public Offering, Investor will enter into an agreement with the Company's underwriters, which agreement will require the Investor to refrain from selling or otherwise disposing of any Securities or other securities of the Company then or thereafter owned by Investor during the 60 days prior to the date that the underwriter anticipates will be, and during the 180 days after the date that is, the effective date of the Qualified Public Offering (or such longer periods as the underwriters or the Company may request to facilitate compliance with any applicable listing or member rules or any other applicable laws or regulations). For purposes of this Section 5.1, (i) the term "Company" shall include any subsidiary of the Company into which the Company merges or consolidates and (ii) "*Qualified Public Offering*" means the Company's original public offering of its common stock that results in the Company's common stock being listed on a nationally recognized exchange or the OTC Market.

5.2   Assurances. The Investor agree and covenant that at any time and from time to time it will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Agreement and to comply with state or federal securities laws or other regulatory approvals.

6.   INFORMATION RIGHTS. To the extent that the Company prepares an income statement, balance sheet, statement of stockholders' equity, and/or a statement of cash flows, in each case at the end of (i) each of the first three (3) fiscal quarters and (ii) each fiscal year of the Company (the "Financial Statements"), the Company shall deliver to the Investors such financial statements upon request, as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company. such Financial Statements shall be prepared in reasonable detail and on a consistent basis. Notwithstanding anything to the contrary in this section, the Company shall not be obligated to provide information that: (i) it deems in good faith to be a trade secret or highly confidential information, or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel. Pursuant to Regulation Crowdfunding, the Company is required to provide an annual report on Form C-AR no later than 120 days after the end of its fiscal year. The report must be filed on EDGAR and posted on the issuer's website. The Investor agrees to maintain the confidentiality of all of the information provided to the Investor and agrees not to use such information other than for a purpose reasonably related to the Investor's investment in the Company.

7.   MISCELLANEOUS

7.1   Security. This Crowd Note is a general unsecured obligation of the Company.

7.2   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties; provided, however, that nothing in this Section 6.1 shall permit a Investor to transfer or assign any of the Securities except as provided in Section 4. Nothing in this Agreement, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.3   Escrow Procedures. No Investor funds shall be released from escrow until the target offering amount (the "**Target Offering Amount**") stated in the offering materials on the Funding Portal and in the Company's Offering Statement is met pursuant to Regulation CF. The Target Offering Amount must be met on or before the Offering End Date for funds to be released from escrow.

7.4   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

7.5   Headings; Interpretation. The headings and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to "Section", "Exhibits", and "Schedules" shall, unless otherwise provided, refer to sections hereof.

7.6   Notices. All notices required to be given under this Agreement shall be in writing and shall be deemed to have been given when received if personally delivered or sent by a nationally recognized overnight delivery service, or when mailed if sent by registered or certified mail, postage pre-paid, return receipt requested, or when sent and confirmed received via email addressed (i) in the case of the Company, to the Company at its principal executive offices, to the attention of the President, and (ii) in the case of any Investor, to such Investor at the Investor's address as then shown on the records of the Company.

7.7   Financing Agreements. The Investor understands and agrees that the conversion of the Crowd Note into Equity Securities may require the Investor's execution of certain agreements relating to the purchase and sale of such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Equity Securities is done in accordance with this Agreement.

7.8   Modification; Waiver. Any provisions of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Requisite Holders. Any provision of the Crowd Notes may be amended, modified or waived by the written consent of the Company and the Requisite Holders.

7.9   Expenses. The Company and each Investor shall bear their own respective costs, expenses and legal fees incurred with respect to this Agreement and the transactions contemplated herein.

7.10   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

7.11   Entire Agreement. This Agreement constitutes the fill and entire understanding and agreement of and between the parties with regard to the subjects hereof and thereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties, or obligations between the parties with respect to the subject matter hereof. The Company's agreements with each Investor are separate agreements, and the sale of Crowd Notes to each Investor are separate sales.

7.12   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Agreement may be transmitted by electronic signature, the LetsLaunch Funding Portal, or by Portable Document Format ("*PDF*"), and such copy will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces and will be binding upon such party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first agreed and accepted by the Company as written below.

AGREED AND ACCEPTED:

INVESTOR:

_____

Name:

Email:

Address:

Purchase Price:

Date:

COMPANY:



_____

Company Name: Camppedia, Inc

By: Tudor Palaghita

Title: CEO

Date: July 3, 2019

[SIGNATURE PAGE TO CONVERTIBLE CROWD NOTE PURCHASE AGREEMENT]